UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at May 14, 2009

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Iemrahn Hassen
Director and Chief Financial Officer

Date: May 19, 2009

* Print the name and title of the signing officer under his signature

Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.anooraqresources.com

ANOORAQ ANNOUNCES REVISED TERMS OF THE BLACK ECONOMIC EMPOWERMENT TRANSACTION WITH ANGLO PLATINUM & PELAWAN

May 14, 2009, Vancouver, BC - Anoora Resources Corporation ("Anooraq" or the "Company") (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) announces the revised terms of the black economic empowerment transaction between Anglo Platinum Limited ("Anglo Platinum"), Pelawan Investments (Proprietary) Limited ("Pelawan") and Anooraq.

1.             Introduction

The boards of directors of Anglo Platinum, a subsidiary of Anglo American plc, Pelawan and Anooraq (collectively "the Parties"), in a joint announcement released on 4 September 2007, announced details of a proposed empowerment transaction (the "Transaction") involving the acquisition by Anooraq of an effective 51% of the Lebowa Platinum Mine ("Lebowa") together with an additional 1% controlling interest in the Parties' current joint venture projects, namely the Ga-Phasha, Boikgantsho and Kwanda projects (collectively the "Project Assets").

Since the end of the third quarter of 2008, the deterioration of global economic conditions has resulted in a significant weakening of platinum group metal ("PGM") prices and high volatility in commodity-focused share prices. The deterioration in credit and equity market conditions has also increased the cost of obtaining capital and limited the availability of funds.

Due to the significant and rapid deterioration of market conditions highlighted above, a complete review of the Lebowa long-term plan and project pipeline, as well as the key commercial terms for the Transaction, was initiated jointly by the Parties in the fourth quarter of 2008.

Based on the joint review process, a revised Lebowa mining plan has been determined, which has changed significantly in terms of its rate of ramp-up in the short-term, with platinum ounces in concentrate, which were previously forecast to grow to approximately 200,000 oz per annum by 2012, now being forecast to grow to approximately 150,000 oz per annum over the same period. This slow down in ramp-up is as a consequence of the current constrained market conditions and has necessitated the deferral of the Middelpunt Hill UG2 Delta 80 capital expansion project at Lebowa, with an estimated capital expenditure budget of ZAR 3.2 billion (C$0.4 billion) over a four year period. The Parties remain of the view that the Lebowa resource, together with its established infrastructure, is of the highest quality and, when combined with Ga-Phasha, comprises a significant near surface PGM resource base, represented by 26 kilometres of continuous strike length along the Merensky and UG2 reef horizons.

Anooraq is pleased to announce that the Transaction agreements entered into in April 2008 have been amended to incorporate the revised terms agreed between the Parties and detailed term sheets regarding the funding of the Transaction have been entered into. The Transaction agreements and term sheets remain subject to the conditions precedent in paragraph 7 below.

2.             Rationale

Anooraq's objective is to become a significant "mine to market" PGM company with a substantial and diversified PGM asset base, including production, development and exploration assets. The Transaction is the first stage of advancing the Company's PGM production strategy and will result in the Company controlling the third largest PGM resource base in South Africa with a combination of high quality exploration, development and production mineral properties.

3.             Purchase consideration

In light of recent developments described above, and to ensure the sustainability of the Transaction, the Parties have renegotiated the consideration payable by Anooraq to Anglo Platinum from ZAR 3.6 billion to ZAR 2.6 billion (C$0.5 to C$0.4 billion) ("Transaction Consideration"), with Anglo Platinum agreeing to re-invest a portion of such consideration in order to share in expected future equity upside in Anooraq.

4.             Transaction steps

As a preliminary step to implementation of the Transaction, Anglo Platinum transferred its 100% interest in Lebowa into a new wholly-owned subsidiary ("Lebowa Holdco"). In addition, two new corporate entities were created in order to hold the 50% joint venture interests owned by Anooraq and Anglo Platinum in Boikgantsho and Kwanda (namely, "Boikgantsho SPV" and "Kwanda SPV").

The Transaction, which is subject to the fulfilment or waiver of the conditions precedent detailed in paragraph 7 below, comprises the following indivisible and inter-conditional transaction steps:

1.              Anglo Platinum and Anooraq contribute their respective 50% interests in Boikgantsho and Kwanda to Boikgantsho SPV and Kwanda SPV, respectively, in exchange for shares in Boikgantsho SPV and Kwanda SPV;

2.              Anglo Platinum and Anooraq sell their 50% interests in Ga-Phasha, Boikgantsho SPV and Kwanda SPV to Lebowa Holdco in return for shares in Lebowa Holdco such that Lebowa Holdco owns 100% of Lebowa and 100% of Ga-Phasha, Boikgantsho SPV and Kwanda SPV; and

3.              Anooraq acquires shares and shareholder loans in Lebowa Holdco from Anglo Platinum such that Lebowa Holdco is owned 51% by Anooraq and 49% by Anglo Platinum.

The resultant ownership structure is depicted in the diagrams below:

5.             Transaction funding

The Transaction Consideration of ZAR 2.6 billion will be funded as follows:

Plateau Resources (Proprietary) Limited ("Plateau") a wholly owned subsidiary of Anooraq, has agreed to credit-approved financing terms with Standard Chartered Bank plc ("Standard Chartered") to raise ZAR 750 million (C$103.6 million) of senior debt funding ("Standard Chartered Debt Facility"), of which ZAR 500 million (C$69.1 million) is immediately available for drawdown and the balance will be applied to allow an interest and capital repayment holiday during the first three years whilst the Lebowa mine completes its initial ramp up stage to 2012. Anooraq will apply approximately ZAR 300 million (C$41.4 million) of the Standard Chartered Debt Facility in part settlement of the Transaction Consideration. The balance of the funding received by Plateau from this facility will be used to settle Anooraq's Transaction costs and repay its existing bridge loan outstanding to Anglo Platinum.

The Standard Chartered Debt Facility term is nine years with an interest and capital repayment holiday during the first three years. The facility will attract a floating interest coupon equal to the Johannesburg Inter Bank Agreed Rate (currently 7.95%) plus 4.5%, excluding liquidity and reserving costs. A portion of the coupon will be swapped out into a fixed rate under hedging arrangement agreed with Standard Chartered.

The Standard Chartered Debt Facility will be secured against 51% of the Lebowa assets and cash flows generated from Lebowa.

The remainder of the Transaction Consideration will comprise a fixed and variable component, as follows:

• Fixed component: Plateau will raise ZAR 1.219 billion (C$0.17 billion) through the issue of cumulative redeemable "A" preference shares ("A" Prefs") to Rustenburg Platinum Mines Limited ("RPM"), a wholly owned subsidiary of Anglo Platinum (""A" Preference Share Facility"), as detailed in paragraph 5.1 below; and

• Variable component: Plateau will raise ZAR 1.1 billion (C$0.15 billion) through the issue of cumulative convertible "B" preference shares (""B" Prefs") to the Pelawan Finance SPV ("B" Preference Share Facility"), as defined in paragraph 5.2 below.

In order to ensure the sustainability of Anooraq and Lebowa Holdco, Anglo Platinum will make two further facilities available to Plateau:

• An operating cash flow shortfall facility of up to a maximum of ZAR 750 million (C$103.6 million), which facility will be for a nine year term and attract an interest coupon of 15.84% (nominal annual compounded quarterly). Plateau may utilise this facility to fund its share of any operating cash flow shortfall that may arise in Lebowa Holdco for the first three years post closing of the Transaction ("Closing Date"); and

• A standby loan facility, comprising up to a maximum of 29/49 of RPM's attributable share of the free cash flows from Lebowa Holdco, which facility will be for a 9 year term and attract an interest coupon equal to the prime lending rate in South Africa (currently 12% per annum). Plateau may utilise this facility to settle any cash flow shortfall which may arise in funding any accrued and/or capitalised interest and scheduled capital payments on the Standard Chartered Debt Facility not funded by Plateau's attributable share of free cash flows from Lebowa Holdco, for the term of the Standard Chartered Debt Facility.

The Anglo Platinum facilities will be secured on a back-ranked basis to the Standard Chartered Debt Facility.

Anglo Platinum has further agreed to provide approximately ZAR 150 million (C$20.7 million) to facilitate the participation of communities and Lebowa employees in the Transaction (as described in paragraph 6 below).

Anglo Platinum is willing to provide the additional funding support to Anooraq due to its continued belief in the fundamental value proposition at Lebowa and the Project Assets, as well as to further its ongoing commitment to broad-based black economic empowerment as a strategic transformation initiative.

The overall impact of these measures is that Anooraq has fully secured financing for the Transaction, whilst ensuring that it maintains a meaningful and substantial flow of benefits to Historically Disadvantaged South Africans ("HDSAs").

5.1    Key terms of the "A" Preference Share Facility

The "A" Prefs will have an initial term of six years from the Closing Date ("Initial Maturity Date"), which may be extended by an additional three years ("Final Maturity Date") and attract a preference dividend of 12% (nominal annual compounded annually). t any time between three years after the Closing Date and the Initial Maturity Date, Plateau will be obliged to undertake a mandatory debt refinance process on terms and conditions as have been agreed between the Parties and apply all of the funding raised from such debt refinancing as is required to settle the outstanding obligations owing to Anglo Platinum. Any balance outstanding on the "A" Preference Share Facility on the Final Maturity Date will become due and payable in cash.

5.2    Key terms of the "B" Preference Share Facility

Anglo Platinum has agreed to reinvest ZAR 1.1 billion (C$0.15 billion) of the Transaction Consideration proceeds into Anooraq through a special purpose financing vehicle ("Pelawan Finance SPV") established between Anglo Platinum and Pelawan for this purpose. The Pelawan Finance SPV will subscribe for "B" Prefs in Plateau.

The "B" Prefs will have a term of nine years from the Closing Date. RPM and Pelawan will have the right to convert all or some of their "B" Prefs into 115.8 million and 111.6 million Anooraq Common Shares ("Anooraq Shares") respectively, which conversion may be effected at any time before the Final Maturity Date. All of the "B" Prefs will be compulsorily convertible on the Final Maturity Date. On conversion of all of the "B" Prefs Anglo Platinum will have received a 26% direct shareholding in Anooraq and Pelawan will have diluted its shareholding in Anooraq to 51%, which Pelawan shareholding will be restricted for sale up until approximately 75% of the Standard Chartered Debt Facility repayments are scheduled to have been repaid.

Fairness opinion: Pelawan holds a 62% interest in Anooraq and, as such, is a related party to Anooraq. The JSE Limited ("the JSE") therefore requires a fairness opinion to be provided on the issue to the Pelawan Finance SPV of the B Prefs, which ultimately are convertible into Anooraq Shares. PricewaterhouseCoopers Corporate Finance (Pty) Limited ("PWC") has been appointed as the independent expert and has provided an opinion that the contemplated issue is fair insofar as the shareholders of Anooraq (other than Pelawan and its associates) are concerned. A copy of PWC's opinion letter is set out in the Information Circular, referred to in paragraph 12 below, which summarises the scope of the work performed by them and their detailed findings.

6.             Broad-based participation

Community participation

Anglo Platinum and Anooraq have agreed the key commercial principles in respect of the involvement of communities associated with Lebowa and Ga-Phasha and the associated community participation will benefit in excess of 35,000 HDSAs. The Anooraq Community Participation Trust (the "Community Trust") has been established for the benefit of the communities interested in or affected by Anooraq's operations and Anglo Platinum will contribute an amount of ZAR 103.8 million (C$14.3 million) to the Community Trust to facilitate this broad-based empowerment. ZAR 24.5 million (C$3.4 million) will be retained by the Community Trust to facilitate annual cash distributions to the communities with the balance of ZAR 79.3 million (C$10.9 million) being used to acquire Anooraq Shares.

Employee participation

An employee share trust ("ESOP Trust"), which is broadly aligned with the Anglo Platinum Employee Share Participation Scheme ("Kotula Scheme"), will be provided for all eligible employees of Lebowa and is expected to benefit approximately 3,700 employees. Anglo Platinum will contribute approximately ZAR 45.6 million (C$6.3 million) to the ESOP Trust, with approximately ZAR 9.1 million (C$1.3 million) to be retained by the ESOP Trust to facilitate annual cash distributions to beneficiaries with the balance of approximately ZAR 36.5 million (C$5.0 million) used to acquire Anooraq Shares. The final amount to be contributed by Anglo Platinum to the ESOP Trust will be equal to the value in the Kotula Scheme accruing to Lebowa employees on the day that the conversion is determined.

The Community and ESOP Trust will collectively hold approximately 3.1% of Anooraq following conversion of all the "B" Prefs

7.             Conditions precedent

The implementation of the Transaction is subject, inter alia, to the fulfilment or, where appropriate, waiver of the following remaining outstanding conditions precedent :

•          Funding agreements (including relevant security arrangements) for the Standard Chartered Debt Facility as well as Anglo Platinum's vendor funding facilities to be entered into and become unconditional;

•          Approval by the relevant regulatory authorities, including the South African Department of Minerals and Energy, TSX-V, JSE and NYSE Amex ; and

•          Approval by Anooraq shareholders.

The Parties have agreed on an outside date of June 30, 2009 for the fulfilment or waiver of the conditions to the Tranasaction.

8.             Overview of the Transaction assets

Lebowa is located on the North-Eastern Limb of the Bushveld Complex in South Africa. Annual refined production is 147,600 4E oz (refined platinum 72,600 oz) in 2008 from its current 91,500 tonnes per month operation exploiting the Merensky and UG2 reefs. As at 31 December 2008 Lebowa had proven and probable reserves of 68.38 million tonnes of Merensky and UG2, containing 10.86 million 4E oz at an average 4E grade of 4.94 g/t, as well as measured and indicated resources of 233.7 million tonnes of Merensky and UG2 containing some 47.77 million 4E oz at an average 4E grade of 6.36 g/t* plus significant inferred resources. Lebowa is currently 100% owned by Anglo Platinum.

Ga-Phasha is also situated on the North-Eastern Limb of the Bushveld Complex, contiguous to Lebowa, and is at a pre-feasibility stage of development. Ga-Phasha has significant PGM mineral resources outlined in the Merensky and UG2 reefs that are open to further expansion, including 138.8 million tonnes of total measured and indicated resources containing some 25.6 million 4E oz* at an average 4E grade of 5.74 g/t plus significant inferred resources.

Boikgantsho, situated on the Northern Limb of the Bushveld Complex, is at an exploration stage of development. Boikgantsho has indicated resources of 176.6 million tonnes in the Platreef horizon, containing some 7.7 million 3E oz* at an average 3E grade of 1.35 g/t, plus significant inferred mineral resources.

Kwanda is situated on the Northern Limb of the Bushveld Complex, is at a very early stage of development and does not yet have defined mineral resources.

*See Information for Anooraq Investors at end of this release

9.             Amendments to Pelawan Agreements

Certain amendments ("the Amendments") are also being proposed to the current arrangements between the Company and Pelawan. The Amendments are required in order to harmonize the restrictions in the various agreements between Pelawan and Anooraq with those in the shareholders' agreement entered into between Plateau, RPM and Lebowa Holdco nd to allow for the completion and implementation of the Transaction. The JSE considers the Amendments to comprise a related party transaction, due to the controlling interest held by the Pelawan Trust in Anooraq, but o have no calculable financial effects.

10.         Compensation Transactions

Anooraq proposes:

(a) to pay bonuses due by Anooraq to Tumelo Motsisi, Harold Motaung, Joel Kesler and Iemrahn Hassen in connection with the completion of the Transaction in Anooraq Shares of Anooraq instead of cash Each of the aforementioned individuals played pivotal roles in respect of the Transaction; and

(b) in addition to the replacement stock options issued on June 30, 2008, to compensate Ronald Thiessen, Scott Cousens, Robert Dickinson, Joel Kesler and Tumelo Motsisi for:

i) the exercise of a portion of their vested and outstanding stock options in order to provide Anooraq with working capital, notwithstanding that the exercise of such stock options was well before their expiry date of December 2010; and
ii) their undertaking not to dispose of the Anooraq Shares acquired through the exercise of the stock options until the market for Anooraq Shares stabilised, which was expected to be on the Closing Date. It is proposed that the said compensation be settled by the issuance of Anooraq Shares.

(referred to as the "Option Compensation")

The Completion Bonuses, in aggregate, equals C$ 506,425.

Anooraq proposes to settle the Completion Bonuses through the issuance of Anooraq Shares to each of the above persons at an issuance price equal to the closing price of Anooraq Shares on the TSX-V on the business day immediately prior to the date of this announcement, namely C$ 1.11.

On 30 June 2008, Anooraq agreed with certain directors and officers that such directors and officers would:

i) exercise a portion of their vested and outstanding stock options in order to provide Anooraq with working capital; and
ii) not dispose of the Anooraq Shares acquired through the exercise of the stock options until the market for Anooraq Shares stabilised, which was expected to be on the Closing Date.

Anooraq agreed with such directors and officers that they would be compensated for the cost of the early exercise of the stock options and restriction on trading by the payment of an amount equal to the aggregate of interest at 13% per annum, from June 25, 2008 (being the date of exercise of the stock options) to the Closing Date on:

i) the exercise price of the stock options; and
ii) the tax payable by such directors and officers in respect of the exercise of the stock options.

The details of the early stock options which were exercised early and the associated Option Compensation is as follows:-
Number of Stock Options Exercised	Exercise Price	Option Compensation if the Transaction is completed on 30 June 2009
1,410,000	C$1.40	C$ 389,232

Anooraq proposes to settle the Option Compensation through the issuance of Anooraq Shares to each of the above persons at an issuance price equal to the closing price of Anooraq Shares on the TSX-V on the business day immediately prior to the date of this announcement, namely C$ 1.11.

The issuance of Anooraq Shares in settlement of the Compensation Bonuses and the Option Compensation is considered by the JSE to comprise specific issues of shares for cash to related parties. The said issuance is therefore subject to the approval of a 75% majority of the votes cast by Anooraq shareholders, other than the related parties listed above and their associates.

11.         Pro forma financial effects of the Transaction

The pro forma financial effects of the Transaction, which are presented below in compliance with the JSE Listings Requirements, are the responsibility of the board of Anooraq and are presented for illustrative purposes only to provide information on how the Transaction might have impacted on the reported financial information of the Company if it had been implemented in the year ended
31 December 2008. Because of their nature, the pro forma financial effects may not give a fair indication of the Company's financial position at 31 December 2008 or its future earnings.

The assumptions set out below do not comprise forward-looking information and should not be taken as projections or forecasts, and are merely disclosed as required by the JSE.

These pro forma financial effects have been prepared in accordance with Canadian Generally Accepted Accounting Practice.

	Audited financial results of Anooraq (1)	After the implementation of the Transaction, and the associated financing arrangements (2)	After the implementation of the Transaction and the associated financing arrangements and the Compensation Transactions (3)	Overall % change
Loss per Anooraq Share for the 12 months ended 31 December 2008 (Canadian cents) (4)	7.26	17.19	17.59	142.3
Diluted loss per Anooraq Share for the 12 months ended 31 December 2008 (Canadian cents) (5)	7.26	17.19	17.59	142.3
Headline loss per Anooraq Share for the 12 months ended 31 December 2008 (Canadian cents) (4)	7.49	17.39	17.78	137.4
Diluted headline loss per Anooraq Share for the 12 months ended 31 December 2008 (cents) (5)	7.49	17.39	17.78	137.4
Net asset value per Anooraq Share at 31 December 2008 (Canadian cents) (6)	(0.71)	6.05	6.05	949.5
Net tangible asset value per Anooraq Share at 31 December 2008 (Canadian cents) (6)	(5.53)	(1.81)	(1.81)	(67.4)
Weighted average number of Anooraq Shares in issue for the period	185,775,361	227,934,081	228,179,387	22.83
Number of Anooraq Shares in issue at the end of the period (6)	186,640,007	228,798,727	229,044,033	22.7

Notes:

1. The figures in this column are extracted from the audited financial results of the Company for the 12 months ended December 31, 2008 as released on SENS on April 1, 2009.

2. The figures in this column reflect the implementation of the Transaction and its associated financing arrangements and are based on:
a. the audited financial results of the Company for the 12 months ended December 31, 2008 as set out in the first column; and
b. the audited consolidated financial results of Lebowa Holdco, the entity which acquired the shares in and the business and operations of Lebowa with effect from 1 January 2008, for the 12 months ended December 31, 2008.

3. The figures in this column reflect the implementation of the Transaction and the Compensation Transactions and are based on the figures set out in the previous column as adjusted for the effects of the implementation of the Compensation Transactions.

4. For purposes of the loss and headline loss per Anooraq Share, an average C$/ZAR exchange rate for the twelve months ended 31 December 2008 of 0.1289 was used and it was assumed that:

a. the Transaction had been in effect for the 12 months ended December 31, 2008;
b. the purchase consideration in relation to the Transaction of ZAR 2.6 billion as well as Transaction costs of ZAR 109.2 million (which were capitalized to Property, plant and equipment was funded by way of:
•           ZAR 500 million in terms of the Standard Chartered Debt Facility;
•          ZAR 115.8 million in terms of an equity subscription for 27,358,500 Anooraq Shares at a price of ZAR 2.89 per Anooraq share by the Bokoni Platinum Mine ESOP Trust and an equity subscription for 12,592,500 Anooraq Shares at a price of ZAR 2.89 per Anooraq share by the Anooraq Community Participation Trust;
•          vendor financing from Anglo Platinum comprising a cash and share component, as follows:

o         the cash component: ZAR 1.219 billion through the issue of the "A" Prefs to RPM in terms of the "A" Preference Share Facility which "A" Prefs are to be redeemed in cash; and
o         the share component: ZAR 1.1 billion through the issue of the "B" Prefs to The Pelawan Finance SPV.

c. no repayments of the Standard Chartered Debt Facility were made during the period and neither of the vendor financing components were fully or partially settled during the period;
d. the loan and interest to Anooraq from Anglo Platinum of ZAR 112.1 million was settled with effect from 1 January 2008;
e. 2,453,026 Anooraq shares were issued in respect of the Compensation Transactions with effect from 1 January 2008.

5. For purposes of the diluted loss and headline loss per Anooraq share, the issue of 115.8 million Anooraq shares to RPM and 111.6 million Anooraq shares to Pelawan in terms of the vendor financing arrangements were not taken into account.

6. For purposes of net asset value and net tangible asset value per Anooraq share, it was assumed that the Transaction and the Compensation Transactions were implemented on December 31, 2008. The C$/ZAR exchange rate at December 31, 2008 of 0.1311 was applied. It was assumed that the funding was undertaken on the same basis as set out in note 4 above.

12.         Shareholder approval and documentation

The Transaction, the share settled aspects of the funding arrangements, the Amendments and the Compensation Transactions are all subject to shareholder approval. An Information Circular setting out, inter alia, full details relating to these matters will be posted to shareholders on 15 May 2009.

Anooraq's President and CEO, Philip Kotze, commented:-

"Finalisation of revised transaction terms with Anglo Platinum represents a significant milestone for both parties. The revised transaction terms comprise an equitable result within the context of current market conditions and ensure sustainable financing terms for Anooraq. This transaction creates a platform for Anooraq to transform into a significant PGM producer and holds considerable growth potential for all Anooraq stakeholders."

The Company will hold a conference call on Tuesday, May 19, 2009 at 17h00 South Africa (9 am Eastern) time to discuss the transaction. In South Africa call toll: 011 535 3600 and Internationally call: +27 11 535 3600. No code required. A transaction presentation will be posted on the Company website on Tuesday morning (South Africa time).

Replay will be available (48 hrs after live call) in South Africa at toll 011 305 2030 Code: 266727# and Internationally at +27 11 305 2030 Code: 266727#.

Bava Reddy, Pr.Sci.Nat, Executive: Mineral Strategy & Exploration for Anooraq and a qualified person has reviewed the technical information in this release.

ON BEHALF OF THE BOARD OF DIRECTORS

Philip Kotze
President and CEO

For further information on Anooraq and its South African properties, please visit our website www.anooraqresources.com or call investor services in South Africa at +27 11 883 0831 or in North America at 1 800 667 2114.

* Information for Anooraq Investors

See May 2009 Technical Report, filed on www.sedar.com. The Lebowa Mineral Resource and Reserve estimates were compiled by Anglo Platinum. The following independent qualified persons, G. Guler, Pr. Eng, FSAIMM, MAusIMM, S. de Waal, Pr.Sci.Nat, and J. Schweitzer, Pr.Sci.Nat, FSAIMM, associates of Deloitte Mining Advisory Services accepted the estimates with certain qualifications that are detailed in the abovementioned Technical Report.

The qualified person for the Ga-Phasha Mineral Resource estimate is Anglo Platinum's in-house qualified person for the project, Gordon Chunnett, Pr.Sci.Nat. In his opinion, the definitions and standards of the SAMREC Code are substantively similar to the definitions and standards of the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Standards") which are recognized by the Canadian regulatory authorities and NI 43-10 and a reconciliation of the resources between the SAMREC Code and the CIM Standards does not provide a materially different result. There have been no changes in the Ga-Phasha mineral resources from the October 2007 estimates.

The independent qualified person for the Boikgantsho Mineral Resource estimate is G.J. van der Heever, Pr.Sci.Nat.  The estimate was conducted in 2004 and no further changes to the estimates have been undertaken.

4E is platinum + palladium + rhodium + gold
3E is platinum + palladium + gold

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
The NYSE Amex has neither approved nor disapproved the contents of this press release.

Cautionary and Forward Looking Information

This release includes certain statements that may be deemed "forward looking statements". All statements in this release, other than statements of historical facts, that address potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions, including assumptions that: the Transaction will complete; Lebowa will continue to achieve production levels similar to previous years; Anooraq will be able to complete its financing strategy on relatively favourable terms; and the Ga-Phasha and Platreef Project exploration results will continue to be positive. Forward looking statements however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements. For further information on Anooraq, investors should review the Company`s annual information form filed on www.sedar.com or its form 20-F with the United States Securities and Exchange Commission and its other home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources
This news release also uses the terms "measured resources", "indicated resources" and ""inferred resources". Anglo Platinum, Anglo American, Pelawan and Anooraq advise investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a greater amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Assessment as defined under National Instrument 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.